SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

GigOptix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 832-3490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

¹

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37517Y103	13D	Page 2 of 7

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,560,351
	8	SHARED VOTING POWER 306,282
	9	SOLE DISPOSITIVE POWER 1,560,351
	10	SHARED DISPOSITIVE POWER 306,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,866,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* IN-IA-OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of GigOptix, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 130 Baytech Drive, San Jose, California 95134. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 1,866,633, which constitutes approximately 8.7% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida 33401. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was $764,612.11. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was $341,725.80.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (E8) (“MILGRAT I (E8)”), dated as of June 6, 2011, Mr. Miller was named as the trustee to MILGRAT I (E8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT I (E8) were contributed to MILGRAT I (E8) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (F8) (“MILGRAT I (F8)”), dated as of July 11, 2011, Mr. Miller was named as the trustee to MILGRAT I (F8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT I (F8) were contributed to MILGRAT I (F8) by its grantor, Catherine C. Miller.

Mr. Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as co-manager of Milfam NG was $655,622.25.

The aggregate purchase prices set forth in this Item 3 include any brokerage commissions.

Item 4.	Purpose of the Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller now believes that it would be in his best interest, and those of other shareholders, to attempt to influence the governance and business strategies of the Issuer.

Mr. Miller strongly opposes the recent action taken by the Issuer and its Board of Directors to adopt a “poison pill”— the Rights Agreement dated as of December 16, 2011. Poison pills have become increasingly rare, as public companies realize the detrimental impact they may have on shareholder value. Institutional investors as well as leading governance advisors recommend that poison pills be discarded in favor of improving shareholder value.

Mr. Miller particularly opposes the restrictions under the Rights Agreement that effectively prevent acquisitions of ten percent or more of the outstanding shares of Common Stock. Ten percent sets a very low threshold that may limit the market for the Issuer’s common stock and hold down the trading price of the common stock, to the detriment of shareholder value. A poison pill also interferes with corporate influence and control, as shareholders are denied the opportunity to acquire a significant interest in the company and influence corporate governance. By shifting rights away from shareholders, a poison pill entrenches current directors and management, especially when combined with the Issuer’s staggered Board of Directors.

Mr. Miller may from time to time seek to initiate or participate in such other actions as he deems necessary to enhance the value of his investment in the Issuer including, without limitation, engaging in discussions with the Board of Directors and management of the Issuer and taking other actions for the purpose of influencing the corporate governance of the Issuer.

Except as described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that the Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Miller may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Miller may be deemed to beneficially own 1,866,633 shares of Common Stock, which is equal to approximately 8.7% of the outstanding shares, based on 21,513,745 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 15, 2011. As of the date hereof, 499,425 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 200,575 of such beneficially owned shares of Common Stock are owned of record by Trust C, 178,656 of such beneficially owned shares of Common Stock are owned of record by MILGRAT I (E8), 681,695 of such beneficially owned shares of Common Stock are owned of record by MILGRAT I (F8), and 306,282 of such beneficially owned shares of Common Stock are owned of record by Milfam NG.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Trust C, MILGRAT (E8) and MILGRAT (F8). Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Milfam NG.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
December 2, 2011	10,000	$1.52
December 7, 2011	105,000	$1.4667
December 7, 2011	40,000	$1.46
December 14, 2011	38,900	$1.4233
December 14, 2011	48,269	$1.40
December 14, 2011	14,425	$1.41
December 15, 2011	50,000	$1.35
December 15, 2011	25,000	$1.38

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2012

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III